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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE TO

                               (AMENDMENT NO. 70)

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          WILLAMETTE INDUSTRIES, INC.
                       (Name of Subject Company (Issuer))

                             COMPANY HOLDINGS, INC.
                              WEYERHAEUSER COMPANY
                      (Names of Filing Persons--Offerors)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (Title of Class of Securities)

                                   969133107
                     (CUSIP Number of Class of Securities)

                             ROBERT A. DOWDY, ESQ.
                              WEYERHAEUSER COMPANY
                         FEDERAL WAY, WASHINGTON 98063
                           TELEPHONE: (253) 924-2345

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)

                                    COPY TO:

                               RICHARD HALL, ESQ.
                            CRAVATH, SWAINE & MOORE
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 474-1000

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                                  SCHEDULE TO

    This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and (2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, at a price of $55.50 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, the Supplement thereto dated May 7, 2001 (the "Supplement"), the Second Supplement thereto dated January 28, 2002 (the "Second Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

    Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the First Supplement, the Second Supplement and the Schedule TO.

    The information set forth in the Second Supplement is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO.

ITEM 12. EXHIBITS.

(a) (1) (O)    Second Supplement to the Offer to Purchase, dated
               January 28, 2002.

(a) (1) (P)    Revised Letter of Transmittal.

(a) (1) (Q)    Revised Notice of Guaranteed Delivery.

(a) (1) (R)    Revised Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and other Nominees.

(a) (1) (S)    Form of Revised Letter to Clients for use by Brokers,
               Dealers, Commercial Banks, Trust Companies and other
               Nominees.

(a) (5) (QQQ)  Agreement and Plan of Merger, dated as of January 28, 2002, among Weyerhaeuser Company, Company Holdings, Inc. and
               Willamette Industries, Inc.

                                       1
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                                   SIGNATURES

    After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                          COMPANY HOLDINGS, INC.,

                                          by /s/ STEVEN ROGEL
                                            ------------------------------------
                                            Name: Steven R. Rogel
                                            Title: President

                                          WEYERHAEUSER COMPANY,

                                          by /s/ STEVEN R. ROGEL
                                            ------------------------------------
                                            Name: Steven R. Rogel
                                            Title: President and Chief
                                                   Executive Officer

Dated: January 28, 2002

                                       2
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                                 EXHIBIT INDEX

     EXHIBIT NO.        DESCRIPTION
---------------------   -----------
(a) (1) (O)             Second Supplement to the Offer to Purchase, dated
                        January 28, 2002.
(a) (1) (P)             Revised Letter of Transmittal.
(a) (1) (Q)             Revised Notice of Guaranteed Delivery.
(a) (1) (R)             Revised Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and other Nominees.
(a) (1) (S)             Form of Revised Letter to Clients for use by Brokers,
                        Dealers, Commercial Banks, Trust Companies and other
                        Nominees.
(a) (5) (QQQ)           Agreement and Plan of Merger, dated as of January 28, 2002, among Weyerhaeuser Company, Company Holdings, Inc. and
                        Willamette Industries, Inc.